Exhibit 1

For Immediate Release

December 4, 2006

CanWest’s Eye Corp acquires major U.S. mall advertising company

CanWest investment poised to become one

of the largest mall advertisers in United States

WINNIPEG: CanWest Global Communications Corp. announced today that Eye Corp. (Eye), a wholly owned out-of-home advertising subsidiary of The Ten Group Pty Limited, in which CanWest has a 56.4% economic interest, has acquired 100% of the interests of Foxmark Media LLC, of Chattanooga Tennessee. Foxmark has long-term concessions with mall operator Westfield Corporation including the rights to the static advertising in 49 Westfield Centers and another 21 independent malls.

Eye Corp established its U.S. subsidiary Eye Shop Mall Media network in June of this year when it purchased the mall advertising business of Media Choice LLC. The Foxmark acquisition will now see Eye Shop’s portfolio offer a mixture of 3800 internal and external, static and scrolling displays across a network of almost 300 shopping malls across the United States. Gerry Thorley, Chief Executive Officer of Eye Corp. said this acquisition puts the company well on its way to be one of the largest players in mall advertising in the United States.

Tom Strike, President of CanWest MediaWorks International, echoed Thorley’s enthusiasm on the announcement, “Eye Corp. is a champion in the out-of-home advertising sector in every market in which they operate. In a few short months Eye has made several key strategic investments which has vaulted it into a leadership position in the world’s most important retail economy, and given CanWest a toehold in the lucrative U.S. advertising market.”

The acquisition of Foxmark is expected to close in mid-December 2006.

Earlier this year, Eye acquired advertising rights at approximately 150 shopping mall properties, and entered into an agreement to become the preferred media supplier of static and digital mall advertising solutions at an additional 56 malls.

This news release contains certain comments or forward-looking statements that are based largely upon the Company’s current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, Indonesia, Malaysia, the United Kingdom and the United States.

For further information contact:

Geoffrey Elliot, Vice President, Corporate Affairs

Tel: (204) 956-2025

Fax: (204) 947-9841

gelliot@canwest.com